UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. _____ )*

K-V Pharmaceutical Company
(Name of Issuer)

Class A Common Stock Par Value $0.01
(Title of Class of Securities)

482740206
(CUSIP Number)

Ms. Felicia Mihaila, Riga Fereou 2, Limassol Ctr., Block B, Office 508, 3095, Limassol, Cyprus
+357-253-58823
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 24, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 482740206

1. Name of Reporting Persons: AmediusTec Ltd.

2. Check the Appropriate Box If a Member of a Group	a. [ ]
b. [ ]

3. SEC Use Only

4. Source of Funds: PF

5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6. Citizenship or Place of Organization: Republic of Mauritius

Number of Shares Beneficially Owned by Each Reporting Person With

7. Sole Voting Power 2,636,345

8. Shared Voting Power

9. Sole Dispositive Power 2,636,345

10. Shared Dispositive Power

11. Aggregate Amount Beneficially Owned by Each Reporting Person 2,636,345

12. Check If the Aggregate Amount in Row 11 Excludes Certain Shares	[ ]

13. Percent of Class Represented by Amount in Row 5%

14. Type of Reporting Person CO

Cusip No. 482740206

Item 1     SECURITY AND ISSUER

This statement relates to shares of Class A common stock, par value $0.01 per share (“Class A Stock”), issued by K-V Pharmaceutical Company, a corporation incorporated in the State of Delaware (“Issuer”). The principal offices of the Issuer are located at One Corporate Woods Drive, Bridgeton, MO 63044.

Item 2     IDENTITY AND BACKGROUND

a)	Name: AmediusTec Ltd.

b)	Business Address: Riga Fereou 2, Limassol Center, Block B, Office 508, 3095 Limassol, Cyprus

c)	The principal business of the Reporting Person is the investing in and trading of securities.

d)	The Reporting Person has not, in the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

e)	The Reporting Person has not, in the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

f)	The Reporting Person is incorporated in Mauritius.

Item 3     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Person owned 2,436,345 shares of the Issuer's Class A Stock prior to this transaction. The Reporting Person purchased an additional 200,000 shares of the Class A Stock on May 24, 2011, using a combination of the Reporting Person's funds and a broker margin loan from Morgan Stanley Smith Barney LLC, 300 Conshohocken State Rd., Suite 400, West Conshohocken, PA 19428.

Item 4     PURPOSE OF TRANSACTION

The Reporting Person purchased the Class A Stock for investment purposes.

a)	The Reporting Person intends to review its investment in the Issuer on a continuing basis, and may acquire or dispose of Class A Stock based on its internal investment policies.

b)	With the exception of paragraph a), the Reporting Person has no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (b)- (j) of Item 4 of Schedule 13D.

Cusip No. 482740206

Item 5     INTEREST IN SECURITIES OF THE ISSUER

a)	As described in Item 3, as of the close of business on May 24, 2011, the Reporting Person may be deemed the beneficial owner of an aggregate of 2,638,345 of the Issuer's Class A Stock, representing approximately 5% of the Class A Stock. The aggregate percentage of Class A Stock beneficially owned by the Reporting Person is based upon the 49,879,000 Class A Stock reported by the Issuer to be outstanding as of May 24, 2011.

b)	The Reporting Person has the sole power to vote or to direct the vote and the sole power to dispose of or to direct the disposition of 2,636,345 of the Issuer's Class A Stock.

c)	Other than as disclosed in Item 4, as of the date hereof, the Reporting Person has not effected any transactions in the Class A Stock.

d)	No person (other than the Reporting Person) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Stock beneficially owned by the Reporting Person.

e)	Not applicable.

Item 6     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

As of the date hereof, the Reporting Person has no contracts, arrangements, understandings or relationships with respect to securities of the Issuer.

Item 7     MATERIALS TO BE FILED AS EXHIBITS

Not applicable.

After a reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 31, 2011

/s/ Felicia Mihaila

Felicia Mihaila

Authorized Representative

[Company Seal]